Exhibit 1.01

CyberOptics Corporation

Conflict Minerals Report

For the reporting period from January 1, 2019 to December 31, 2019

This Conflict Minerals Report (the “Report”) of CyberOptics Corporation (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities and Exchange Act of 1934, as amended, for the reporting period from January 1, 2019 to December 31, 2019.

The rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products, and the Conflict Minerals are necessary to the functionality of those products.

If a registrant can establish that the Conflict Minerals originated from sources other than the Covered Countries, or from recycled and scrap sources, or if it has no reason to believe that its Conflict Minerals may have originated in the Covered Countries, or if based on its reasonable country of origin inquiry the registrant reasonably believes that its Conflict Minerals did come from recycled or scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed. However, if a registrant has reason to believe that any of the Conflict Minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those Conflict Minerals, then the issuer must exercise due diligence on the Conflict Minerals source and chain of custody. The registrant must annually submit a report, Conflict Minerals Report (CMR), to the SEC that includes a description of those due diligence measures.

Pursuant to SEC guidance, this Report is not audited and is not required to be audited as none of the Company’s products have been found to be “DRC conflict free”.

Description of The Company’s Products Covered by this Report

We develop, manufacture and sell high precision 3D sensors and system products for inspection and metrology. We also develop, manufacture and sell WaferSense® and ReticleSense® products, which are a family of wafer-shaped and reticle-shaped, wireless sensors that provide measurements of critical factors in the semiconductor fabrication process.

Our products are used in the surface mount technology (SMT) and semiconductor industries to significantly improve our customers' manufacturing yields and productivity, and to assist our customers in meeting their rigorous demands for manufacturing quality. Our products use a variety of proprietary technologies such as lasers, optics and machine vision, combined with software, electronics and mechanical design.

We manufacture 3D and 2D optical sensors for use in our own proprietary inspection system products and for sale to original equipment manufacturers (OEMs), system integrators, and end customers in the SMT and semiconductor markets. Our inspection system products are in-line systems sold to manufacturers of SMT electronic circuit boards to control quality, particularly with respect to complex circuit boards used in smart phones and other high-end electronic products. These products are also used by manufacturers to measure screen-printed solder paste, to inspect circuit boards and components after component placement, to confirm proper placement after full assembly of circuit boards, and to inspect solder joints on printed circuit boards. We also sell our inspection system products to leading semiconductor manufacturers and outsourced semiconductor assembly and test (OSAT) companies.

Manufacturers of DRAM and Flash Memory use our inspection system products to inspect assembly of their memory modules. Increasingly, our inspection system products are being used for various semiconductor related inspection and metrology applications, including advanced packaging.

Eight main product types are covered by this Report.

a)       3D MRS® Sensors

These are Multi-Reflection Suppression (MRS) sensors, which are high precision 3D sensors that are used for inspection and metrology in a variety of applications, including SMT (printed circuit boards), CPU sockets, solder balls and bumps, wafer bumps, copper pillars and other wafer level and advanced packaging applications.

b)       SMT Electronic Assembly Alignment Sensors

These are various sensors used by OEMs for integration into their own branded equipment. These sensors include our LaserAlign® sensor, which is used to align both large and extremely small surface mount and through-hole components known as chip capacitors and resistors during transport on a pick-and-place machine prior to placement, and which are incorporated into the placement heads of pick-and-place machines to ensure accurate component placement at high production speeds.

c)       SQ3000™ Multi-Function Inspection and Measurement Machines (SQ3000 and SQ3000 3D CMM)

These are multi-function inspection and measurement machines for automated optical inspection (AOI), solder paste inspection (SPI), and coordinate measurement (CMM) applications, and are used by customers requiring high precision inspection and metrology.

d)       QX Series 2D AOI Products

These are our QX AOI systems featuring strobe inspection module (SIM) sensor technology and are designed for 2D inspection of circuit boards.

e)       MX Products

These are systems used for inspection of memory modules following the singulation step of the manufacturing process, and include our MX600 system that utilizes the SIM sensor technology that is used for 2D inspection of memory modules, and our 3D MRS-enabled MX3000 system that utilizes the MRS sensor technology.

f)       SPI Products

These are in-line systems used for solder paste inspection and include our SE3000 SPI system that uses the 3D MRS sensor technology and measures in 3D the amount of solder paste applied to a circuit board after the first step of the SMT circuit board assembly process; our SE600 SPI system that uses a dual-illumination sensor that measures in 3D the height, area and volume of the solder paste placed on an entire circuit board at production line speeds; and our SE500ULTRA SPI system that uses the same proprietary 3D inspection technology as the SE600, but utilizes a single illumination sensor and that inspects at faster speeds than the SE3000 or SE600, but does not provide the same level of resolution and measurement performance as the SE3000 or SE600.

g)       Industrial Metrology Products

These are general industrial metrology products and include our CyberGage®360 3D scanning system, which uses the 3D MRS sensor technology and is used as a near-line or off-line metrology tool to capture surface data to help solve complex manufacturing and product quality challenges, and also includes other 3D scanning and metrology equipment manufactured by other suppliers.

h)       Semiconductor Products

These are products used in the semiconductor industry and include our WaferSense and ReticleSense family of products, which are a series of wafer-shaped and reticle-shaped, wireless sensors that are used to provide measurements of critical factors in the semiconductor fabrication process and help improve up-time, through-put and process yield.

Reasonable Country of Origin Inquiry

The Company has conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals. This was done using a survey of our suppliers. This good faith inquiry was designed to determine, to the extent reasonably possible, whether any Conflict Minerals in our products originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. Based on the good faith inquiry, the Company was unable to determine that all of the Conflict Minerals did not originate in the Covered Countries or did not come from recycled or scrap sources.

Due Diligence

1.1       Due Diligence Design

We exercised due diligence on the source and chain of custody of Conflict Minerals in our products. Our due diligence measures have been designed to conform, in all material respects, with the framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition and the related Supplements for Tin, Tantalum, Tungsten and Gold.

1.2       Supply Chain

We do not purchase Conflict Minerals directly from mines, smelters or refiners and do not have any direct relationship with them. Our supply chain with respect to our products is complex and there are many parties in the supply chain between the manufacture of our products and the original source of Conflict Minerals.

1.3       Controls Systems

We have established a Conflict Minerals Steering Committee, which consists of the Chief Financial Officer / Chief Operating Officer, the Vice President of Worldwide Operations, the Corporate Counsel, the Buyer/Logistics Associate and a designated Conflict Minerals Administrator. The team is responsible for implementing our Conflict Minerals compliance strategy. Senior management is briefed about the results of our due diligence efforts on a regular basis. Other controls include, but are not limited to, our Conflict Minerals Policy, which is posted on our corporate website by selecting “Conflict Minerals Policy” at http://www.cyberoptics.com/statements-policies/. The Conflict Minerals Policy is part of our standard terms and conditions of purchase.

1.4       Supplier Information

We identified 42 top tier suppliers of products that likely contain Conflict Minerals.

Supplier Survey

We conducted a survey of those suppliers described above using the Electronics Industry Citizenship Coalition (EICC) Conflict Minerals Reporting Template (CMRT), as this template has become the standard in the industry and assists suppliers in providing their information to us.

Survey Responses

We received responses from 40 of the 42 identified top tier suppliers surveyed. We reviewed the responses against criteria developed to determine which required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the template.

Of the 40 suppliers that did respond to our survey, 38 included a CMRT. Of these 38 suppliers who provided a CMRT, 32 included a completed smelter list. We used these 32 supplier provided CMRT’s to create our own, consolidated CMRT, which is posted on our corporate website by selecting “Most Current Conflict Minerals Reporting Template” at http://www.cyberoptics.com/statements-policies/ (“CyberOptics Consolidated CMRT”).

Of the 32 suppliers that did complete a CMRT identifying smelters and refiners, 16 were able to specify all the smelters or refiners used in components or products supplied to their customers. Some of these 16 suppliers identified only one smelter or refiner for Gold, Tin, Tantalum and/or Tungsten. As such, we know these identified smelters or refiners, which are listed below, must have processed the Conflict Minerals used in the components or products supplied to us. We checked each of these smelters against the Responsible Minerals Initiative (RMI) list of smelters that are conformant with the RMI’s Responsible Minerals Assurance Process (RMAP) and their certification status is listed below.

Mineral	Smelter Name	Smelter Location	Smelter ID	Status According to RMI Conformant Smelters List
Gold	Royal Canadian Mint	CANADA	CID001534	Compliant
Gold	Zhongjin Gold Corporation Limited	CHINA	CID002224	Compliant
Gold	Metalor USA Refining Corporation	USA	CID001157	Compliant
Gold	Western Australian Mint (T/a The Perth Mint)	CHINA	CID002030	Compliant
Tin	Yunnan Tim Company Limited	CHINA	CID002180	Compliant
Tin	Minsur	PERU	CID001182	Compliant
Tantalum	Changsha South Tantalum Niobium Co., Ltd.	CHINA	CID000211	Compliant
Tungsten	Changsha South Tantalum Niobium Co., Ltd.	CHINA	CID002513	Compliant

In all, the CyberOptics Consolidated CMRT included 359 smelter name entries. Of these 359 smelters, 7 of the smelters indicated that the location of the mine or mines for the ore processed by the smelter was or may have been in one or more of the covered counties. We checked each of these smelters against the Responsible Minerals Initiative (RMI) list of smelters that are conformant with the RMI’s Responsible Minerals Assurance Process (RMAP) and their certification status is listed below.

Mineral	Smelter Name	Smelter Location	Smelter ID	Status According to RMI Conformant Smelters List
Tantalum	H.C. Stark Co. Ltd.	THAILAND	CID002544	Compliant
Tantalum	H.C. Stark Tantalum and Niobium GmbH	GERMANY	CID002545	Compliant
Tantalum	H.C. Stark Hermsdorf GmbH	GERMANY	CID002547	Compliant
Tantalum	H.C. Stark Inc.	USA	CID002548	Compliant
Tantalum	H.C. Stark Ltd.	JAPAN	CID002549	Compliant
Tantalum	H.C. Stark Smelting GmbH & Co. KG	GERMANY	CID002550	Compliant
Tin	Malaysia Smelting Corporation (MSC)	MALAYSIA	CID001105	Compliant

Lastly, not all of the smelters and refiners included in the CyberOptics Consolidated CMRT are believed by us to have processed the necessary Conflict Minerals contained in our manufactured products. This is because the large majority of our suppliers who reported such information via a completed CMRT reported Conflict Minerals contained in all of their products at a “company level”, not just those in the products they sold to us.  Also, some suppliers may have reported smelters and refiners that were not in their supply chain due to over-inclusiveness in the information received from their suppliers.  In addition, the smelters and refiners reflected in our CyberOptics Consolidated CMRT may not be all of the smelters and refiners in our supply chain since some suppliers did not identify any smelters or refiners in their CMRT and some suppliers did not respond to our survey.

The majority our suppliers were not able to specify the smelters or refiners used for components or products supplied to us. We are therefore able to determine or to identify some of the smelters or refiners in our supply chain, but not all.

Countries of Origin

As noted above, many of the declarations from suppliers are company-wide and not product specific. We believe these declarations may include smelters or refiners, and countries of origin for their Conflict Minerals that do not provide the materials that are used in our products. Due to the many company-wide declarations and the multiple levels of suppliers in our supply chain, and except with respect to the limited circumstances noted above, we are unable to determine with certainty at this time which smelters or refiners or which countries of origin (to the extent provided) listed in the declarations actually provide the specific Conflict Minerals used in our products. Based on the information provided by our suppliers, the countries of origin for the Conflict Minerals for the smelters and refiners listed in this report are set forth in the Appendix I to this Report.

1.5       Risk Mitigation & Future Due Diligence Measures

In response to this risk assessment, we have approved a risk management plan, through which the Conflict Minerals program is implemented, managed and monitored. Updates to this risk assessment are provided regularly to senior management.

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary Conflict Minerals in our products could benefit armed groups in the DRC or adjoining countries:

•	Continue to engage with suppliers in an attempt to increase the response rate and improve the content of the supplier survey responses.

•	Continue to engage any of our suppliers whom we have reason to believe are supplying us with Conflict Minerals from sources that may support conflict in the DRC or any adjoining country to establish an alternative source of Conflict Minerals that does not support such conflict, as provided in the OECD guidance.

•	Continue to check smelters against known lists for conflict free smelters.

Conclusion

After exercising the due diligence described above, the Company was unable to determine whether or not its products contain conflict minerals: (1) from recycled or scrap sources as defined in the Conflict Minerals Rule, (2) that did not originate in the Covered Countries, or (3) that did not directly or indirectly finance or benefit armed groups, as defined in the Conflict Minerals Rule, in the Covered Countries.

Forward-Looking Statements

This Conflict Minerals Report contains forward-looking statements, which are based on our current expectations and involve numerous risks and uncertainties that may cause these forward-looking statements to be inaccurate. These statements include statements regarding our goals for future improvements to our due diligence process and to mitigate the risk about the sourcing of our conflict minerals. All forward-looking statements involve risk and uncertainty. Risks that may cause these forward-looking statements to be inaccurate include: failure to carry out these plans in a timely manner or at all; lack of cooperation or progress by our suppliers, their respective suppliers and smelters; or lack of progress by smelter or refiner validation programs for conflict minerals (including the possibility of inaccurate information, fraud and other irregularities).  In addition, you should also consider the important factors described in reports and documents that we file from time to time with the SEC, including the factors described under the sections titled “Risk Factors” in our most recently submitted Annual and Quarterly Reports on Form 10-K and Form 10-Q, respectively. Except as required by law, we disclaim any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

APPENDIX I

ANDORRA	MEXICO
AUSTRALIA	NETHERLANDS
AUSTRIA	NEW ZEALAND
BELGIUM	PERU
BOLIVIA	PHILIPPINES
BRAZIL	POLAND
CANADA	RUSSIAN FEDERATION
CHILE	SAUDI ARABIA
CHINA	SINGAPORE
CZECH REPUBLIC	SOUTH AFRICA
ESTONIA	SPAIN
FRANCE	SUDAN
GERMANY	SWEDEN
INDONESIA	SWITZERLAND
ITALY	TAIWAN
JAPAN	THAILAND
KAZAKHSTAN	TURKEY
KOREA, REPUBLIC OF	UGANDA
KYRGYZSTAN	UNITED ARAB EMRITES
LITHUANIA	UNITED STATES OF AMERICA
MACEDONIA	UZBEKISTAN
MALAYSIA	VIETNAM
MAYANMAR	ZAMBIA
ZIMBAWE